UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12B-25

                        NOTIFICATION OF LATE FILING

                                               Commission File Number:  0-23315
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                                                        CUSIP Number: 693579104
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(Check One):
   [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended: December 31, 1999
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    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended: _______

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   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
               HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

PRT Group Inc
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Full Name of Registrant

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Former Name if Applicable

80 Lamberton Road
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Address of Principal Executive Office (Street and Number)

Windsor, CT 06095
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City, State and Zip Code



PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed.
(Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of
            this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition
            report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c)   The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Because of a pending material private equity investment in PRT Group, Inc. ("PRT" or the "Company") which is scheduled to close on or about April 12, 2000, the Company will file late its Annual Report on Form 10-K.

On March 17, 2000, the Company issued a press release disclosing its efforts to reduce administrative overhead costs and a proposal to raise additional equity capital of between $7.5 million and $10 million dollars; a copy of the press release is attached hereto.

On March 16, the Company contacted the Nasdaq Stock Market to request, and, pursuant to our discussions with the Nasdaq, expects to receive within the next three days, an exemption from the Nasdaq Stock Market pursuant to NASD Rule 4460 to permit the Company to issue common stock equivalents in excess of 20% of PRT's outstanding shares in the investment described herein without shareholder approval. The Company asked for this exemption because we believe the time required for obtaining shareholder approval would adversely impact PRT's financial viability.

As disclosed in the March 17 press release, PRT has accepted the proposal of two existing shareholders of the Company, Tudor Investment Corporation and The Travelers Indemnity Company, which is designed to allow PRT to receive an immediate infusion of equity capital.

The proposal provides for between $7.5 and $10 million in working capital funding in exchange for the private placement of PRT Senior Participating Convertible Preferred Stock and Warrants. Under the terms of the proposed transaction, the investors would purchase 7.5 to 10 million shares of the Company's Senior Participating Convertible Preferred Stock at a price per share of $1.00, which the preferred stock would be convertible into an equal number of shares of the Company's common stock, subject to adjustment under certain circumstances. The Company would further issue to the investors Warrants to purchase between 3.75 and 5 million shares of common stock, subject to adjustment under certain circumstances, at an exercise price of $1.00 per share. The exact number of Warrants issued would equal to one-half of the number of shares of preferred stock issued.

Upon receipt of the approval of the exemption from the Nasdaq Stock Market, and in accordance with NASD Rule 4460, the Company will mail to shareholders a letter describing the investment transaction ten days before such transaction is closed. In addition, the Company will issue a press release disclosing the investment at the time the letter is mailed to shareholders.

As disclosed in the March 17 press release, the Company has also retained an investment bank, Carter Capital Corporation, to pursue various strategic alternatives for the Company.

The investment described herein is scheduled to close on or about April 12, 2000. As promptly as practicable thereafter, the Company's Annual Report on Form 10K will be filed.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Richard Rosenfeld             (914) 345-3800, x109
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      (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X] Yes     [ ] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

      [ ] Yes     [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               PRT Group Inc.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2000          By: /s/ Richard Rosenfeld
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                              Richard Rosenfeld
                              General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION
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         Intentional misstatements or omissions of fact constitute
              Federal Criminal Violations (See 18 U.S.C. 1001)
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